August 25, 2022

Sonny Oh

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811-21720

Dear Mr. Oh:

On June 29, 2022, Northern Lights Fund Trust (the “Trust” or “Registrant”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of PFG MFS Aggressive Growth Strategy Fund (the “Fund”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to initial comments given on August 16, 2022 by you via telephone to Andrew Davalla. The registrant responded to your initial comments via correspondence filing dated August 25, 2022. You provided the additional comments below via telephone to Andrew Davalla. These comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Comment 1. With respect to previous Comment 2, please disclose if any outside investments in affiliated funds and indicate in correspondence that the Fund intends to rely on Rule 12d1-4 with respect to fund of funds arrangements.

Response: The Fund intends to rely on Rule 12d1-4 with respect to its fund of funds arrangements as necessary. Because the Fund does not intend to make any such investments in affiliated funds, it respectfully declines to revise the existing disclosure.

Comment 2. With respect to previous Comment 3, please reflect 80% investment policy disclosure consistently.

Response: The Registrant notes that it believes the existing disclosure is appropriate:

The Fund seeks to achieve its investment objective by investing more than 80% of the Fund’s assets, plus any amounts for borrowing, in shares of mutual funds and exchange-traded funds managed by Massachusetts Financial Services Company (d/b/a/ MFS Investment Management) (“MFS”), under normal market circumstances (“MFS Underlying Funds”). The balance of the Fund’s net assets will be invested in MFS Underlying Funds or mutual funds or ETFs managed by advisers other than MFS (“Other Underlying Funds”), under normal market circumstances.

In selecting MFS Underlying Funds and Other Underlying Funds to purchase or sell, on behalf of the Fund, Pacific Financial Group, LLC (the “Adviser”) utilizes information provided by MFS, including data and analysis about the MFS Underlying Funds and Other Underlying Funds. The Fund operates as a fund of funds.

The Adviser expects that at least 80% of the Fund’s assets will be allocated to MFS Underlying Funds that invest primarily in either equity securities without regard to market capitalization or country exposure; fixed-income securities issued by domestic and foreign corporations and government entities, of any maturity or credit quality, including high yield bonds (also known as junk bonds); or commodity and real estate-related securities that provide diversification benefits when added to a portfolio of more traditional equity and fixed income securities (“Specialty Securities”); with the balance of the Fund’s assets being invested in Other Underlying Funds that invest primarily in either equity securities without regard to market capitalization or country exposure; fixed-income securities issued by domestic and foreign corporations and government entities, of any maturity or credit quality, including high yield bonds (also known as junk bonds); or Specialty Securities, The percentage of the Fund’s net assets allocated to equities, fixed-income securities, Specialty Securities and cash equivalents varies.

Comment 3. Please define “Other Underlying Funds.”

Response: Please see the second sentence of the first paragraph in the response above.

Comment 4. With respect to previous Comment 11, please add sector investment disclosure to strategy.

Response: The following disclosure has been added:

Although the Fund does not intend to focus its investments in any particular sector, its portfolio may be focused in certain sectors from time to time as a result of its investment process.

Comment 5. With respect to previous Comment 13, please revise the second sentence for clarity.

Response: The disclosure has revised as set forth below:

As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the MFS Underlying Funds and Other Underlying Funds and may also be higher than other mutual funds that invest directly in stocks and bonds.

Comment 6. With respect to previous Comment 15, please apply the disclosure to the footnote to the performance table.

Response: The requested revision has been made.

Comment 7. With respect to previous Comment 19, please add the appropriate ETF disclosure and note equity risk was duplicated.

Response: The requested changes have been made.

* * * * *

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

cc: JoAnn M. Strasser